FIRST MAJESTIC SILVER CORP.

FORM 51-102F4
Business Acquisition Report

Item 1	Identity of Company

1.1	Name and Address of Company

First Majestic Silver Corp. ("First Majestic")
Suite 1800 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

1.2	Executive Officer

The following executive officer of First Majestic is knowledgeable about the Arrangement (as defined below) and this report:

Raymond L. Polman
Chief Financial Officer
Telephone: (604) 688-3033

Item 2	Details of Acquisition

2.1	Nature of Business Acquired

Pursuant to a Plan of Arrangement under Part 5 of Division 9 of the Business Corporations Act (British Columbia) (the "Arrangement"), First Majestic acquired all of the issued and outstanding common shares of Primero Mining Corp. ("Primero"), a Canadian precious metals producer headquartered in Toronto, Ontario. Primero's flagship property is the 100%-owned San Dimas silver and gold mine, located in Durango, Mexico.

In connection with the Arrangement, the existing silver purchase agreement between Primero and Wheaton Precious Metals Corp. ("WPM") relating to the San Dimas mine was terminated and the parties entered into a new precious metals purchase agreement.

First Majestic concurrently entered into an amended and restated credit agreement with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders, pursuant to which the lenders agreed, among other things, to provide First Majestic with a US$75 million secured revolving term credit facility (the "New Credit Facility"). The New Credit Facility replaced the prior credit facility of Primero and First Majestic's existing credit agreement with the Bank of Nova Scotia and Investec Bank PLC, as lenders.

2.2	Acquisition Date

May 10, 2018

2.3	Consideration

First Majestic issued to former Primero shareholders an aggregate of 6,418,594 common shares of First Majestic, representing 0.03325 First Majestic common shares for each Primero common share held immediately prior to the effective date of the Arrangement. Options of Primero were exchanged for replacement options of First Majestic at the same exchange ratio as the common shares.

In connection with the Arrangement, holders of Primero's $75 million 2020 convertible debentures (the "Debentures") approved an amendment to the terms of their governing indenture pursuant to which the Debentures matured and were repaid in full on May 11, 2018.

As part of the termination of the existing silver purchase agreement with WPM, First Majestic issued 20,914,590 common shares of First Majestic to Wheaton Precious Metals International Ltd., a subsidiary of WPM.

2.4	Effect on Financial Position

First Majestic intends to continue to operate Primero's San Dimas mine. First Majestic intends to conduct an internal reorganization with respect to the acquired business, but does not currently have any plans or proposals for material changes in its business affairs or the affairs of the acquired business which would have a significant effect on the financial performance and financial position of First Majestic.

2.5	Prior Valuations

There have been no prior valuation opinions obtained within the last 12 months by Primero or First Majestic to support the consideration paid.

2.6	Parties to Transaction

None of the transactions referred to herein were with an informed person, associate or affiliate of First Majestic.

2.7	Date of Report

June 15, 2018

Item 3	Financial Statements and Other Information

Pursuant to Part 8 of National Instrument 51-102, the unaudited pro forma consolidated financial statements of First Majestic as at and for the three month period ended March 31, 2018 and for the year ended December 31, 2017 are attached as Schedule "A".

The unaudited condensed interim financial statements of Primero for the period ended March 31, 2018 were filed on SEDAR on May 9, 2018 and are incorporated herein by reference. These financial statements consist of the condensed consolidated interim statements of financial position of Primero as at March 31, 2018 and December 31, 2017, the condensed consolidated interim statements of operations and comprehensive income (loss), condensed consolidated interim statements of cash flows and condensed consolidated interim states of changes in equity for the three months ended March 31, 2018 and March 31, 2017, and the related notes.

The audited consolidated financial statements of Primero as at December 31, 2017 and 2016 and for the years then ended were filed on SEDAR on March 20, 2018 and are incorporated herein by reference. These financial statements and the unaudited interim financial statements of Primero can be viewed on Primero's SEDAR profile at www.sedar.com.

First Majestic did not obtain the consent of the auditors for the inclusion of their auditor’s report in this Report.

FIRST MAJESTIC SILVER CORP.

“Connie Lillico”
_________________________________
Connie Lillico
Corporate Secretary